Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FISCAL 2015 Q3 RESULTS; RECORD SILVER PRODUCTION
UP 89%, NET INCOME UP 153%, TO $5.5 MILLION, $0.03 PER SHARE,
AND FISCAL 2016 GUIDANCE ISSUED

VANCOUVER, British Columbia – February 12, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) reported its financial and operating results for the third quarter ended December 31, 2014 (“Q3 Fiscal 2015”).

The Company is pleased that management enhancements and operational improvements enacted in fiscal 2014 continue to favourably impact all aspects of operations, with improvements in head grade and mining tonnage, resulting in improved cash flow and profitability. Also, in this quarter, commercial production continued to ramp up at the GC silver-lead-zinc project in the Guangdong Province, which contributed $7.9 million in metal sales.

Compared to the same quarter last year, silver production increased 89% to 1.672 million ounces, lead production increased 85% to 16.7 million pounds, and zinc production increased 318% to 7.0 million pounds. Cash mining cost increased 5% to $49.57 per tonne, while G & A costs decreased by 15% to $5.4 million in Q3 Fiscal 2015. The Company ended the quarter with a cash and short-term investments balance of $83.7 million.

THIRD QUARTER HIGHLIGHTS

  Record silver production of 1.672 million ounces, up 89% from the prior year period;

  Lead production of 16.7 million pounds and zinc production of 7.0 million pounds, up 85% and 318%, respectively, compared to the prior year period;

  Silver, lead and zinc head grades at the Ying Mining District improved 25%, 24% and 43% compared to the prior year period;

  Sales of $40.2 million, up 68% from the prior year period;

  Gross margin of 38% down from 44% in the prior year period, impacted by a 17% decline in average selling price of Silver from prior year period;

  Cash flow from operations of $15.4 million, or $0.09 per share, compared to $9.9 million or $0.06 per share in the prior year period;

  Net income of $5.5 million, or $0.03 per share, compared to net income of $2.2 million, or $0.01 per share in the prior year period;

  Cash cost per ounce of silver, net of by-product credits, of $0.53;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $10.80;

  G&A costs decreased by 15% to $5.4 million in Q3 Fiscal 2015; and

  GC mine obtained its safety production permit and ramped up its commercial production, producing 90,287 tonnes of ore with metal sales of 251,000 ounces of silver, 2.5 million pounds of lead, and 4.45 million pounds of zinc compared to 151,000 ounces of silver and 1.4 million pounds of lead and 3.25 million pounds of zinc in the previous quarter.

FINANCIALS

In Q3 Fiscal 2015, net income attributable to equity holders of the Company was $5.5 million, or $0.03 per share compared to net income of $2.2 million, or $0.01 per share for the three months ended December 31, 2013 (“Q3 Fiscal 2014”). For the nine months ended December 31, 2014, net income was $15.4 million, or $0.09 per share compared to net loss of $36.5 million, or $0.21 per share in the same prior year period.

In the current quarter, the Company’s financial results were mainly impacted by: (i) increased silver, lead, and zinc production of 89%, 85%, and 318%, respectively, compared to the prior year quarter, (ii) increased metal sales of $16.3 million or 68% compared to prior year quarter, of which $7.9 million was added from the commercial production at the GC mine, (iii) a 15% decrease in general and administrative spending compared to prior year quarter, (iv) lower metal prices, as the realized selling price for silver dropped by 17%, (v) higher per tonne production costs, and (vi) lower gold production and sales, as the BYP mine remained on care and maintenance in this quarter.

In Q3 Fiscal 2015, the Company realized sales of $40.2 million compared to $24.0 million in Q3 Fiscal 2014. Metal sales in the quarter were mainly impacted by increased production at the Ying Mining District and contributions from recently commenced commercial production at the GC mine. For the nine months ended December 31, 2014, sales were $108.2 million compared to $92.3 million in the same prior year period.

Cost of sales in Q3 Fiscal 2015 was $24.8 million compared to $13.5 million in Q3 Fiscal 2014. The increase in cost of sales is mainly due to a 61% increase in ore production in the quarter along with a 7.6% increase in per tonne production cost.

The gross profit margin in Q3 Fiscal 2015 was 38% compared to 44% in Q3 Fiscal 2014. The inclusion of the 9% gross profit margin from the GC mine reduced the average gross profit margin. Ying Mining District’s gross profit margin remained comparable at 45% in the current quarter. The decrease in overall gross profit margin was also due to lower realized metal prices for silver and lead and increased per tonne production costs. For the nine months ended December 31, 2014, gross profit margin was 46% compared to 45% in the same prior year period.

Cash flows from operations in Q3 Fiscal 2015 were $15.4 million, or $0.09 per share, compared to $9.7 million, or $0.06 per share, in Q3 Fiscal 2014. For the nine months ended December 31, 2014, cash flows from operations were $49.3 million or $0.29 per share, compared to $33 million, or $0.19 per share, in the same prior year period.

OPERATIONS AND DEVELOPMENT

In Q3 Fiscal 2015, the Company produced a record 1.672 million ounces of silver, 936 ounces of gold, 16.7 million pounds of lead, and 7.0 million pounds of zinc, compared to 0.9 million ounces of silver, 1,985 ounces of gold, 9.0 million pounds of lead, and 1.7 million pounds of zinc, respectively, in Q3 Fiscal 2014. Metal production in this quarter continues to be positively impacted by improved dilution control, mine planning and mining contractor management, which resulted in a 25%, 24% and 43% increase in silver, lead and zinc head grades, respectively, along with a 18% increase in ore production at the Ying Mining District. In addition, the commencement of commercial production at the GC mine contributed to higher metal production.

For the nine months ended December 31, 2014, the Company produced 4.2 million ounces of silver, 5,257 ounces of gold, 42.3 million pounds of lead, and 13.4 million pounds of zinc, compared to 3.3 million ounces of silver, 8,774 ounces of gold, 32.0 million pounds of lead, and 7.6 million pounds of zinc, respectively, in the same prior year period.

1.	Ying Mining District, Henan Province, China

In Q3 Fiscal 2015, the total ore mined at the Ying Mining District was 175,782 tonnes compared to total ore production of 148,850 tonnes in Q3 Fiscal 2014. In the prior year quarter, ore production was reduced due to a miner shortage during the transition to a new compensation method for miners. In the current quarter, as a result of improved dilution control, silver, lead and zinc head grades at the Ying Mining District improved 25%, 24% and 43%, respectively, to 253 g/t for silver, 3.6% for lead and 1.0% for zinc from 202 g/t for silver, 2.9% for lead and 0.7% for zinc, respectively, in Q3 Fiscal 2014.

In Q3 Fiscal 2015, the Ying Mining District produced 1.42 million ounces of silver, 922 ounces of gold, 14.2 million pounds of lead, and 2.5 million pounds of zinc, compared to 0.9 million ounces of silver, 911 ounces of gold, 8.8 million pounds of lead, and 1.6 million pounds of zinc in Q3 Fiscal 2014. The increase in metals produced is mainly due to the higher ore output and improved head grades experienced in the quarter.

In Q3 Fiscal 2015, the total and cash mining costs per tonne at Ying Mining District were $73.28 and $57.79, a 20% and 14% increase, respectively, compared to $60.89 and $50.59 in Q3 Fiscal 2014. The increase in total mining costs were mainly due to (i) the increase in the amount of underground definition drilling activities to achieve better grade control, and less exploration drilling which is capitalized; (ii) increased ground support activities to enhance safety measures, (iii) increased raw material cost; and (iv) increased amortization expense arising from the capitalization of the mine right fee when renewing the SGX mining permit. The gross profit margin in Q3 Fiscal 2015 was 45% compared to 46% in Q3 Fiscal 2014. The all-in sustaining cost per ounce of silver, net of by-product credits, in this quarter, improved to $8.64 compared to $12.95 in the prior year quarter as a result of production cost efficiencies, lower overhead administrative costs, and higher by-product sales.

In Q3 Fiscal 2015, total ore milled was 187,154 tonnes, an increase of 25% compared to 149,755 tonnes in Q3 Fiscal 2014. Per tonne cash milling costs were $13.63 compared to $16.00 in Q3 Fiscal 2014. The decrease in per tonne cash milling costs is due to the higher tonnage processed in this quarter.

For the nine months ended December 31, 2014, the total ore mined at the Ying Mining District was 546,402 tonnes compared to 535,210 tonnes in the same prior year period. Correspondingly, total ore milled was 547,465 tonnes compared to 543,221 tonnes. Head grades improved to 232 g/t for silver and 3.3% for lead compared to 206 g/t for silver and 2.8% for lead, respectively.

During the same time periods, the Ying Mining District produced 3.8 million ounces of silver, 2,533 ounces of gold, 38.4 million pounds of lead, and 5.7 million pounds of zinc, compared to 3.3 million ounces of silver, 3,066 ounces of gold, 31.4 million pounds of lead, and 6.7 million pounds of zinc in the prior year.

For the nine months ended December 31, 2014, total and cash mining costs per tonne were $62.10 and $49.24, an increase of 1% and decrease of 3%, respectively, compared to $61.42 and $51.02 in the same prior year period. The overall decrease in cash mining costs per tonne was mainly due to reductions in (i) mining preparation expenditures; (ii) labour and material costs due to improved dilution control; and (iii) mine administration costs. On a per tonne basis, labour costs decreased 30.1%, mine administration costs decreased 45.9% and mining preparation expenditures decreased 1.5%, offset by increases of 34.5% in raw materials cost, 5.6% in utilities and 9.7% in mining contractor’s cost, respectively, as compared to the nine months ended December 31, 2013. During the same time periods, the all-in sustaining cash cost per ounce of silver, net of by-product credits, improved to $8.27 compared to $12.14 in the prior year.

During the quarter, the Company completed development of approximately 16,600 metres (“m”) of horizontal tunnels, raises and declines. Total capitalized exploration and development expenditures for the Ying Mining District were $8.8 million compared to $8.5 million in Q3 Fiscal 2014. For the nine months ended December 31, 2014, capitalized exploration and development expenditures were $25.9 million compared to $26.7 million in the same prior year period.

The consolidated operational results for the past five quarters at the Ying Mining District are summarized in the table below:

Quarterly operational results - Ying Mining District
	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14	31-Dec-13
Ore Mined (tonne)	175,782	197,135	173,485	90,057	148,850
Run of Mine Ore (tonne)	187,154	190,831	169,480	91,272	149,755
Metal Sales
Silver (in thousands of ounces)	1,421	1,251	1,126	582	883
Gold (in thousands of ounces)	0.9	0.8	0.8	0.4	0.9
Lead (in thousands of pounds)	14,168	12,665	11,529	5,165	8,814
Zinc (in thousands of pounds)	2,531	1,944	1,211	883	1,572
Head Grade of Run of Mine Ore
Silver (gram/tonne)	253	223	227	216	202
Lead (%)	3.6	3.3	3.3	2.7	2.9
Zinc (%)	1.0	0.7	0.7	0.6	0.7
Recovery Rate of Run of Mine Ore
Silver (%)	94.7	94.4	93.6	92.9	93.1
Lead (%)	95.9	95.2	95.8	95.3	95.7
Zinc (%)	66.8	56.7	56.8	62.4	64.2
Cash Mining Cost ($ per tonne)	57.79	43.62	46.96	49.04	50.59
Total Mining Costs($ per tonne)	73.28	55.41	58.35	60.85	60.89
Cash Milling Cost ($ per tonne)	13.63	12.77	12.16	15.08	16.00
Total Milling Cost ($ per tonne)	15.77	14.85	14.48	19.93	18.60
Cash Cost per Ounce of Silver ($)	0.83	(0.16)	0.46	2.82	2.00

Total Production Cost per Ounce of Silver ($)	3.48	2.35	2.92	5.86	4.39

2.	GC Mine, Guangdong Province, China

During the quarter, the GC mine successfully obtained the Safety Production Permit and continued to ramp up its commercial production. In Q3 Fiscal 2015, the total ore mined at the GC mine was 87,916 tonnes and total ore milled was 90,287 tonnes. The head grades at GC mine were 104 g/t for silver, 1.3% for lead, and 2.6% for zinc. In the quarter, the GC mine sold 251,000 ounces of silver, 2.5 million pounds of lead, 4.45 million pounds of zinc, and 10.1 million pounds of sulphur. For the nine months ended December 31, 2014, the total ore mined was 158,814 tonnes and total ore milled was 159,431 tonnes. Head grades were 105 g/t for silver, 1.3% for lead, and 2.7% for zinc. Metal sales were 402,000 ounces of silver, 3.9 million pounds of lead, 7.7 million pounds of zinc, and 21.4 million pounds of sulphur.

In the quarter, total and cash mining cost per tonne were $55.16 and $33.11 respectively, while total and cash milling cost per tonne were $19.88 and $15.82. The gross profit margin at GC in Q3 Fiscal 2015 was 9%. There was no production in the prior year period.

For the nine months ended December 31, 2014, total and cash mining cost per tonne were $53.62 and $31.39 respectively, while total and cash milling cost per tonne were $21.15 and $16.59.

In Q3 Fiscal 2015, $0.9 million (Q3 Fiscal 2014 - $4.6 million) of exploration and development expenditures were incurred at the GC mine. For the nine months ended December 31, 2014, $3.2 million (nine months ended December 31, 2013 - $13.9 million) of exploration and development expenditures were incurred.

FISCAL 2016 Production and Cash Cost Guidance

		Head Grades
	Ore processed	Silver	Lead	Zinc
Mine	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	680,000	232.8	3.83	1.15
GC Mine	260,000	92.5	1.23	2.55

	Silver	Lead	Zinc	Investment	Cash cost	AISCC**
Mine	(Moz)	(Mpounds)	(Mpounds)	(US$M)	(US$/t)	(US$/oz Ag)
Ying Mining District	4.7	53.5	10.3	35.2	83.28	7.46
GC Mine	0.5	6.0	11.6	7.5	45.40	9.75
Total	5.2	59.5	21.9	42.7

(**) All-in sustaining cash cost per ounce of silver is net of credits from gold, lead, and zinc, which are estimated based on the metal prices and foreign exchange rates as at December 31, 2014.

In Fiscal 2016, the Company expect to produce approximately 940,000 tonnes of ore, yielding 5.2 million ounce of silver, 59.5 million pounds of lead, and 21.9 million pounds of zinc. The consolidated all-in sustaining cash cost (“AISCC”) is forecasted to be $9.76 per ounce of silver after credits from gold, lead, and zinc. (See AISCC breakdown tables below for further details.)

1.	Ying Mining District, Henan Province, China

In Fiscal 2016, Ying Mining District plans to mine and process 680,000 tonnes of ore averaging 232.8 g/t silver, 3.83% lead, and 1.15% zinc with expected metal production of 4.7 million ounces of silver, 53.5 million pounds of lead and 10.3 million of zinc. The cash production cost is expected to be $83.28 per tonne of ore. All-in sustaining cash cost per ounce of silver is estimated to be $7.46 per ounce of silver, which includes $13.6 million attributed to sustaining capex, or of $2.91 per ounce of silver.

Capital expenditures in Fiscal 2016 at the Ying Mining District are budgeted at $35.2 million, which includes sustaining capital expenditures of $13.6 million and other capital expenditures of $21.6 million. Sustaining capex includes $2.8 million for tunnel development, $1.3 million of equipment replacement and additions, and $9.5 million in exploration expenditures. Other expected capital expenditures include mine development of shaft and ramps of $1.4 million, road and building construction of $7.2 million and mining right fees of $13.0 million, consisting of the renewal of several mining licences for $8.6 million and $4.4 million for the second instalment of the SGX mining permit renewed in 2014.

2.	GC Mine, Guangdong Province, China

In Fiscal 2016, GC Mine plans to mine and process 260,000 tonnes of ore averaging 92.5g/t silver, 1.23% lead and 2.55% zinc with expected metal production of 0.5 million ounces of silver, 6.0 million pounds of lead and 11.6 million pounds of zinc. The cash production cost is expected to be $53.55 per tonne of ore. All in sustaining cash cost at GC Mine is expected to be $9.75 per ounce of silver, which includes $2.4 million in sustaining capex, or $4.27 per ounce of silver.

Capital expenditures at GC Mine are budgeted at $7.5 million, which includes sustaining capital expenditures of $2.4 million and other capital expenditures of $5.1 million. Sustaining capex includes $0.8 million of tunnel development, $0.2 million of equipment replacement and additions, and $1.4 million of exploration expenditures. Other expected capital expenditures include mine development of shaft of $0.3 million and payment of $4.8 million related to construction completed in the prior years.

3.	Consolidated AISCC

Consolidated all-in sustaining cash cost is estimated to be $9.76 per ounce of silver and the detailed breakdown is as follows:

AISCC at Ying Mining District

Fiscal 2016 Guidance
Item	(US$/oz Ag)
Cash cost net of by-product credits	2.32
Government fee and various taxes, excluding VAT and income taxes	0.97
General and administration (subsidiary)	1.26
Adjsuted operating cash cost	4.55
Sustaining capex	2.91
All-in sustaining cash cost **	7.46

AISCC at GC Mine

Fiscal 2016 Guidance
Item	(US$/oz Ag)
Cash cost net of by-product credits	(1.65)
Government fee and various taxes, excluding VAT and income taxes	1.49
General and administration (subsidiary)	5.64
Adjsuted operating cash cost	5.48
Sustaining capex	4.27
All-in sustaining cash cost **	9.75

Consolidated AISCC

Fiscal 2016 Guidance
Item	(US$/oz Ag)
Cash cost net of by-product credits	1.91
Government fee and various taxes, excluding VAT and income taxes	1.02
General and administration (subsidiary)	1.71
Adjsuted operating cash cost	4.64
General and administration (corporate)	2.07
Sustaining capex	3.05
All-in sustaining cash cost **	9.76

(**) All-in sustaining cash cost per ounce of silver is net of credits from gold, lead, and zinc, which are estimated based on the metal prices and foreign exchange rates as at December 31, 2014.

At current gold prices, the BYP gold mine is on care and maintenance. The Company will examine various operational and strategic options for the project in Fiscal 2016.

Ruijing Jiang, P.Geo., Vice President, Exploration, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2014 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	As at December 31, 2014	As at March 31, 2014
ASSETS
Current Assets
Cash and cash equivalents	$78,752	$60,614
Short-term investments	4,940	12,864
Trade and other receivables	1,159	4,004
Inventories	6,142	5,362
Due from related parties	92	68
Prepaids and deposits	5,532	6,165
	96,617	89,077

Non-current Assets
Long-term prepaids and deposits	4,076	4,000
Investment in an associate	3,550	3,715
Other investments	1,193	2,393
Plant and equipment	100,654	101,876
Mineral rights and properties	301,250	266,258
TOTAL ASSETS	$507,340	$467,319

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$33,150	$23,802
Mine right fee payable	4,224	-
Deposits received	5,836	7,031
Dividends payable	736	773
Income tax payable	1,628	515
Due to related parties	-	281
	45,574	32,402
Non-current Liabilities
Mine right fee payable	9,590	-
Deferred income tax liabilities	19,204	16,536
Environmental rehabilitation	5,942	5,819
Total Liabilities	80,310	54,757

Equity
Share capital	233,513	233,513
Share option reserve	11,628	10,492
Reserves	25,409	25,409
Accumulated other comprehensive loss	(22,712)	(20,141)
Retained earnings	114,134	100,993
Total equity attributable to the equity holders of the Company	361,972	350,266

Non-controlling interests	65,058	62,296
Total Equity	427,030	412,562

TOTAL LIABILITIES AND EQUITY	$507,340	$467,319

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2014	2013	2014	2013

Sales	$40,247	$23,970	$108,196	$92,265
Cost of sales	24,844	13,501	58,701	50,806
Gross profit	15,403	10,469	49,495	41,459
General and administrative	5,366	6,338	16,233	20,893
General exploration and property investigation	861	654	2,510	2,466
Other taxes	960	408	2,288	1,575
Foreign exchange gain	(958)	(1,667)	(1,427)	(2,750)
(Gain) loss on disposal of plant and equipment	(132)	21	(118)	144
Loss on disposal of mineral rights and properties	-	181	-	181
Share of (gain) loss in associate	(52)	-	(10)	153
Impairment of mineral rights and properties	-	-	-	66,573
Loss on investments	-	65	15	608
Other (income) expense	67	39	(980)	(117)
Income (loss) from operations	9,291	4,430	30,984	(48,267)

Finance income	292	1,047	724	2,953
Finance costs	(153)	(33)	(224)	(99)
Income (loss) before income taxes	9,430	5,444	31,484	(45,413)

Income tax expense (recovery)	2,350	2,300	10,155	(1,734)
Net income (loss)	$7,080	$3,144	$21,329	$(43,679)

Attributable to:
Equity holders of the Company	$5,468	$2,163	$15,440	$(36,476)
Non-controlling interests	1,612	981	5,889	(7,203)
	$7,080	$3,144	$21,329	$(43,679)

Earnings (loss) per share attributable to the equity holders of the Company
Basic earnings (loss) per share	$0.03	$0.01	$0.09	$(0.21)
Diluted earnings (loss) per share	$0.03	$0.01	$0.09	$(0.21)
Weighted Average Number of Shares Outstanding - Basic	170,883,808	170,878,775	170,883,808	170,813,858
Weighted Average Number of Shares Outstanding - Diluted	170,883,808	170,925,150	170,883,808	170,813,858

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2014	2013	2014	2013
Cash provided by
Operating activities
Net income (loss)	$7,080	$3,144	$21,329	$(43,679)
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	38	33	109	99
Depreciation, amortization and depletion	6,775	2,936	15,467	11,418
Share of (gain) loss in associate	(52)	-	(10)	153
Impairment of mineral rights and properties	-	-	-	66,573
Income tax expense (recovery)	2,350	2,300	10,155	(1,734)
Loss on investments	-	65	15	608
(Gain) loss on disposal of plant and equipment	(132)	21	(118)	144
Loss (gain) on disposal of mineral rights and properties	-	181	-	181
Share-based compensation	340	561	1,136	1,878
Income taxes paid	(3,209)	(2,111)	(6,656)	(5,461)
Changes in non-cash operating working capital	2,197	2,525	7,891	2,830
Net cash provided by operating activities	15,387	9,655	49,318	33,010

Investing activities
Mineral rights and properties
Capital expenditures	(12,241)	(15,922)	(25,976)	(42,527)
Proceeds on disposals	-	13,349	-	13,349
Plant and equipment
Additions	(1,858)	(1,604)	(5,985)	(13,031)
Proceeds on disposals	-	1,418	-	1,418
Net redemptions of short-term investments	7,787	4,257	7,668	26,894
Deposit received for sale of subsidiaries	-	3,274	-	8,160
Net cash (used in) provided by investing activities	(6,312)	4,772	(24,293)	(5,737)

Financing activities
Related parties
Payments made	-	-	-	(1,207)
Non-controlling interests
Distribution	(651)	(5,168)	(3,214)	(5,168)
Cash dividends distributed	(760)	(4,148)	(2,331)	(12,438)
Proceeds from issuance of common shares	-	192	-	280
Net cash used in financing activities	(1,411)	(9,124)	(5,545)	(18,533)
Effect of exchange rate changes on cash and cash equivalents	(1,586)	(1,821)	(1,342)	(1,462)
Increase in cash and cash equivalents	6,078	3,482	18,138	7,278
Cash and cash equivalents, beginning of the period	72,674	76,079	60,614	72,283
Cash and cash equivalents, end of the period	$78,752	$79,561	$78,752	$79,561

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2014
	Ying Mining District[1]	BYP	GC	Total

Production Data
Mine Data
Ore Mined (tonne)	175,782	-	87,916	263,698
Run of Mine Ore (tonne)	187,154	-	90,287	277,441

+ Mining cost per tonne of ore mined ($)	73.28	-	55.16	67.25
Cash mining cost per tonne of ore mined ($)	57.79	-	33.11	49.57
Non cash mining cost per tonne of ore mined ($)	15.49	-	22.05	17.68

+ Unit shipping costs($)	5.41	-	-	3.60

+ Milling cost per tonne of ore milled ($)	15.77	-	19.88	17.11
Cash milling cost per tonne of ore milled ($)	13.63	-	15.82	14.35
Non cash milling cost per tonne of ore milled ($)	2.14	-	4.06	2.76

+ Average Production Cost
Silver ($ per ounce)	7.63	-	10.03	8.28
Gold ($ per ounce)	433	-	750	504
Lead ($ per pound)	0.40	-	0.66	0.44
Zinc ($ per pound)	0.39	-	0.65	0.44
Sulphur ($ per pound)	-	-	0.01	0.01

+ Total production cost per ounce of Silver ($)	3.48	-	8.26	4.20
+ Total cash cost per ounce of Silver ($)	0.83	-	(1.18)	0.53

+ Total production cost per ounce of Gold ($)
+ Total cash cost per ounce of Gold ($)

+ All-in sustaining cost per ounce of Silver ($)[2]	8.64	-	15.76	10.80
+ All-in cost per ounce of Silver ($)[2]	10.04	-	15.79	11.79

Total Recovery of the Run of Mine Ore
Silver (%) [3]	94.7		75.9	88.6
Gold (%)				89.5
Lead (%)	95.9		85.9	92.7
Zinc (%)	66.8		80.6	71.3
Sulphur (%)			9.6	9.6
Head Grades of Run of Mine Ore
Silver (gram/tonne)	253		104	205
Gold (gram/tonne)
Lead (%)	3.6		1.3	2.9
Zinc (%)	1.0		2.6	1.5
Sulphur (%)			9.6	9.6

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,421	-	251	1,672
Gold (in thousands of ounce)	0.9	-	-	0.9
Lead (in thousands of pound)	14,168	-	2,500	16,668
Zinc (in thousands of pound)	2,531	-	4,452	6,983
Sulphur (in thousands of pound)	-	-	10,070	10,070

Metal Sales
Silver (in thousands of $)	19,671	-	2,754	22,425
Gold (in thousands of $)	725	-	11	736
Lead (in thousands of $)	10,217	-	1,805	12,022
Zinc (in thousands of $)	1,780	-	3,146	4,926
Sulphur (in thousands of $)	-	-	138	138
	32,393	-	7,854	40,247

Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce) [4]	13.84	-	10.98	13.41
Gold ($ per ounce)	786	-	821	787
Lead ($ per pound)	0.72	-	0.72	0.72
Zinc ($ per pound)	0.70	-	0.71	0.71
Sulphur ($ per pound)	-	-	0.01	0.01

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 53.2% from lead concentrate and 22.7% from zinc concentrate.
4 GC's silver sold in zinc concentrate is subjected to higher smelter and refining charges, resulted in lower silver selling price.
+Non-IFRS measures, see section 9 for reconciliation.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2013
	Ying Mining District[1]	BYP		GC	Total

Production Data
Mine Data
Ore Mined (tonne)	148,850	-		20,690	169,540
Run of Mine Ore (tonne)	149,755	3,496	*	19,574	172,825

+ Mining cost per tonne of ore mined ($)	60.89	-		53.22	59.95
Cash mining cost per tonne of ore mined ($)	50.59	-		22.81	47.20
Non cash mining cost per tonne of ore mined ($)	10.30	-		30.41	12.75

+ Unit shipping costs($)	4.06	-		-	3.57

+ Milling cost per tonne of ore milled ($)	18.60	-		15.31	18.22
Cash milling cost per tonne of ore milled ($)	16.00	-		13.76	15.74
Non cash milling cost per tonne of ore milled ($)	2.60	-		1.55	2.48

+ Average Production Cost
Silver ($ per ounce)	8.83	-		-	9.12
Gold ($ per ounce)	483	-		959	532
Lead ($ per pound)	0.42	-		-	0.44
Zinc ($ per pound)	0.34	-		-	0.35
Sulphur ($ per pound)	-	-		-	-

+ Total production cost per ounce of Silver ($)	4.39	-			4.39
+ Total cash cost per ounce of Silver ($)	2.00	-			2.00

+ Total production cost per ounce of Gold ($)				959	959
+ Total cash cost per ounce of Gold ($)				502	502

+ All-in sustaining cost per ounce of Silver ($)[3]	12.95	-		29.83	17.00
+ All-in cost per ounce of Silver ($)[3]	16.87	-		32.70	22.50

Total Recovery of the Run of Mine Ore
Silver (%)	93.1	-			93.1
Gold (%)				92.7	92.7
Lead (%)	95.7	-			95.7
Zinc ( %)	64.2	-			64.2
Sulphur (%)

Head Grades of Run of Mine Ore
Silver (gram/tonne)	202	-			202
Gold (gram/tonne)				2.7	2.7
Lead (%)	2.9	-			2.9
Zinc (%)	0.7	-			0.7
Sulphur (%)

Sales Data
Metal Sales
Silver (in thousands of ounces)	883	2	*	-	885
Gold (in thousands of ounces)	0.9	-	*	1.1	2.0
Lead (in thousands of pounds)	8,814	186	*	-	9,000
Zinc (in thousands of pounds)	1,572	100	*	-	1,672
Sulphur (in thousands of pound)	-	-		-	-

Metal Sales
Silver (in thousands of $)	14,304	-		-	14,304
Gold (in thousands of $)	808	-		1,045	1,853
Lead (in thousands of $)	6,824	-		-	6,824
Zinc (in thousands of $)	989	-		-	989
Sulphur (in thousands of $)	-	-		-	-
	22,925	-		1,045	23,970

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.20	-		-	16.20
Gold ($ per ounce)	887	-		995	945
Lead ($ per pound)	0.77	-		-	0.77
Zinc ($ per pound)	0.63	-		-	0.63
Sulphur ($ per pound)	-	-		-	-

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
3 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
* Represents development tunnelling ore at the X mines.
+Non-IFRS measures, see section 9 for reconciliation.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Nine months ended December 31, 2014
	Ying Mining
	District[1]	BYP	GC	Total

Production Data
Mine Data
Ore Mined (tonne)	546,402	46,547	158,814	751,763
Run of Mine Ore (tonne)	547,465	48,844	159,431	755,740

+ Mining cost per tonne of ore mined ($)	62.10	30.55	53.62	58.35
Cash mining cost per tonne of ore mined ($)	49.24	22.92	31.39	43.84
Non cash mining cost per tonne of ore mined ($)	12.86	7.63	22.23	14.51

+ Unit shipping costs($)	4.83	-	-	3.51

+ Milling cost per tonne of ore milled ($)	15.06	13.40	21.15	16.23
Cash milling cost per tonne of ore milled ($)	12.88	12.31	16.59	13.62
Non cash milling cost per tonne of ore milled ($)	2.18	1.09	4.56	2.61

+ Average Production Cost
Silver ($ per ounce)	7.57	-	9.79	8.03
Gold ($ per ounce)	418	565	706	510
Lead ($ per pound)	0.37	-	0.63	0.40
Zinc ($ per pound)	0.34	-	0.61	0.38
Sulphur ($ per pound)	-	-	0.01	0.01

+ Total production cost per ounce of Silver ($)	2.95		6.79	3.31
+ Total cash cost per ounce of Silver ($)	0.40		(2.96)	0.07

+ Total production cost per ounce of Gold ($)		565		566
+ Total cash cost per ounce of Gold ($)		454		455

+ All-in sustaining cost per ounce of Silver ($)[2]	8.27	23.32	9.82	10.59
+ All-in cost per ounce of Silver ($)[2]	14.65	25.15	13.58	16.63

Total Recovery of the Run of Mine Ore
Silver (%) [3]	94.1		77.2	90.3
Gold (%)		89.1		89.1
Lead (%)	95.6		86.8	93.6
Zinc (%)	61.2		80.9	65.7
Sulphur (%)			17.8	17.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	232		105	203
Gold (gram/tonne)		2.7		2.7
Lead (%)	3.3		1.3	2.9
Zinc (%)	0.8		2.7	1.2
Sulphur (%)			9.5	9.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,798	-	402	4,200
Gold (in thousands of ounce)	2.5	2.7	-	5.2
Lead (in thousands of pound)	38,362	-	3,928	42,290
Zinc (in thousands of pound)	5,686	-	7,711	13,397
Sulphur (in thousands of pound)	-	-	21,412	21,412

Metal Sales
Silver (in thousands of $)	57,598	-	4,569	62,167
Gold (in thousands of $)	2,121	2,775	11	4,907
Lead (in thousands of $)	28,629	-	2,866	31,495
Zinc (in thousands of $)	3,906	-	5,453	9,359
Sulphur (in thousands of $)	-	-	268	268
	92,254	2,775	13,167	108,196

Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce) [4]	15.17	-	11.38	14.80
Gold ($ per ounce)	837	1,024	821	933
Lead ($ per pound)	0.75	-	0.73	0.74
Zinc ($ per pound)	0.69	-	0.71	0.70
Sulphur ($ per pound)	-	-	0.01	0.01

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 54.0% from lead concentrate and 23.2% from zinc concentrate.
4 GC's silver sold in zinc concentrate is subjected to higher smelter and refining charges, resulted in lower silver selling price.
+Non-IFRS measures, see section 9 for reconciliation.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Nine months ended December 31, 2013
	Ying Mining
	District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)	535,210	-		67,418	602,628
Run of Mine Ore (tonne)	543,221	10,425	*	69,621	623,267

+ Mining cost per tonne of ore mined ($)	61.42	-		54.35	60.63
Cash mining cost per tonne of ore mined ($)	51.02	-		23.48	47.94
Non cash mining cost per tonne of ore mined ($)	10.40	-		30.87	12.69

+ Unit shipping costs($)	4.33	-		-	3.85

+ Milling cost per tonne of ore milled ($)	16.07	-		15.35	15.99
Cash milling cost per tonne of ore milled ($)	13.98	-		14.05	13.99
Non cash milling cost per tonne of ore milled ($)	2.09	-		1.30	2.00

+ Average Production Cost
Silver ($ per ounce)	8.94	-		-	9.28
Gold ($ per ounce)	503	-		903	570
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.33	-		0.45	0.34
Sulphur ($ per pound)	-	-		-	-

+ Total production cost per ounce of Silver ($)	4.47	-			4.47
+ Total cash cost per ounce of Silver ($)	2.04	-			2.04

+ Total production cost per ounce of Gold ($)				899	884
+ Total cash cost per ounce of Gold ($)				473	466

+ All-in sustaining cost per ounce of Silver ($)[3]	12.14	-		23.72	16.22
+ All-in cost per ounce of Silver ($)[3]	15.59	-		25.51	24.65

Total Recovery of the Run of Mine Ore
Silver (%)	92.6	-			92.6
Gold (%)				92.6	92.6
Lead (%)	95.0	-			95.0
Zinc ( %)	67.4	-			67.4
Sulphur (%)

Head Grades of Run of Mine Ore
Silver (gram/tonne)	206	-			206
Gold (gram/tonne)				2.9	2.9
Lead (%)	2.8	-			2.8
Zinc (%)	0.9	-			0.9
Sulphur (%)

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,269	12	*	-	3,281
Gold (in thousands of ounces)	3.1	0.2	*	5.5	8.8
Lead (in thousands of pounds)	31,397	590	*	-	31,987
Zinc (in thousands of pounds)	6,697	584	*	282	7,563
Sulphur (in thousands of pound)	-	-		-	-

Metal Sales
Silver (in thousands of $)	55,064	-		-	55,064
Gold (in thousands of $)	2,909	-		5,991	8,900
Lead (in thousands of $)	24,006	-		-	24,006
Zinc (in thousands of $)	4,141	-		154	4,295
Sulphur (in thousands of $)	-	-		-	-
	86,120	-		6,145	92,265

Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.85	-		-	16.85
Gold ($ per ounce)	949	-		1,084	1,036
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.62	-		0.55	0.62
Sulphur ($ per pound)	-	-		-	-

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
3 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
* Represents development tunnelling ore at the X mines.
+Non-IFRS measures, see section 9 for reconciliation.